FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Sodexho announces organic revenue growth of 7.8% for first nine months of Fiscal 2007.

Item 1

Sodexho announces organic revenue growth of 7.8% for first nine months of Fiscal 2007

•	Food and Facilities Management Services + 7.4%

o	Further robust gains in Healthcare and Seniors + 8.1%

o	Growth remains high in Latin America, Asia-Australia and Remote Sites + 17.2%

•	Service Vouchers and Cards maintains strong momentum + 20.1%

(Paris, July 4, 2007) - SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX), the leading global provider of Food and Facilities Management services, today announced consolidated revenues for the first nine months of Fiscal 2007, ended May 31, 2007.

Revenue by activity and geography
In millions of euro	9 months Fiscal 2006	9 months Fiscal 2007	Organic growth(1)	Currency impact(2)	Acquisitions, net	Total change
Food and Facilities Management Services • North America • Continental Europe • United Kingdom and Ireland • Rest of the World Total	4,360 3,193 996 1,056 9,605	4,311 3,357 1,064 1,175 9,907	+ 7.7% + 4.4% + 5.2% + 17.2% + 7.4%	- 8.2% +0.1% +1.6% - 6.1% - 4.2%	- 0.6% + 0.6% - + 0.2% -	- 1.1% + 5.1% + 6.8% + 11.3% + 3.2%
Service Vouchers and Cards	273	323	+ 20.1%	-4.0%	+ 2.4%	+18.5%
Elimination of intragroup revenues	(5)	(6)
TOTAL	9,873	10,224	+ 7.8%	- 4.2%	-	+ 3.6%
1)	Organic growth: increase in revenues at constant consolidation scope and exchange rates.
2)
The currency impact is -4.2%.  However, Sodexho subsidiaries’ income and expenses are expressed in the same currency, hence, contrary to exporting companies, currency variations carry no operating risk.

Commenting on these figures, Sodexho CEO, Michel Landel, said:“With continuing strong organic growth during the first nine months, Sodexho continues to benefit from its extensive international network and the comprehensiveness of its service offer.  We are reinforcing our global leadership and have been ranked fourth worldwide among global outsourcing companies and first in our industry category, “Facilities Services,” by the International Association of Outsourcing Professionals.

In the U.S., the world’s largest market for outsourcing, we have made remarkable progress, particularly in the high-potential segments of Healthcare and Education.  We were also one of the first in our industry to invest in Latin America and in Asia-Australia. This is enabling us to benefit from the accelerating growth in these regions, particularly, China and India.

Our performance reinforces our confidence in our objectives for the full fiscal year of organic revenue growth exceeding 7% and operating profit growth of around 12%, excluding currency impact.”

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Press release

Food and Facilities Management Services

-	North America + 7.7%: accelerated growth

-	Continental Europe + 4.4%: varying performance across countries

-	United Kingdom and Ireland + 5.2%: solid growth, led by Healthcare

-	Rest of the World + 17.2%: continued strong momentum

In North America, initiatives by Sodexho teams to improve client retention and increase comparable unit sales helped drive a return to growth in Business & Industry (+ 6.2%). New sales growth accelerated, notably with the signing of new contracts with Walt Disney in California, WellPoint nationally, and Pfizer’s facility in Kalamazoo, Michigan.

Healthcare reported excellent (+ 8.4%) organic growth in revenues, led by strong development on existing sites of offerings, notably in Facilities Management, tailored to the needs of patients, visitors and hospital staff. New contract wins included St. Mary’s Health Center in Missouri and St. John’s Hospital in Illinois.

The strong (+ 8%) growth in Education was influenced by several factors:

£	an increase in university enrollment;

£	demand for Facilities Management services both on university campuses and for construction projects from schools in New Orleans, where Sodexho is the local market leader.

New contracts were signed with Clark University in Massachusetts and Rensselaer Polytechnic Institute in New York in Facilities Management.

In the U.S., Sodexho also received several recognitions:

£	Sodexho was recognized for diversity and gender representation, ranking in the TOP 20 of « Best Companies for Multicultural Women » by the magazine Working Mother.

£	Sodexho received the Supplier of the Year Award from the VHA Inc., an association of 2,400 non-profit healthcare providers.

£	Sodexho’s recruitment program won the « Best Diversity Program » in the Recruiting Excellence Awards presented by ERE Media Inc.

In Continental Europe, Business & Industry reported growth of 3.2%, a result of varying performances across countries:

£	continued strong development in Central Europe

£	excellent comparable unit sales growth, for example, in Spain

£	more moderate performances in certain countries, particularly, the Netherlands and Italy, linked to the economic environment and the rigorous application of a profitable growth approach to sales.

The major event for the period was the April 2007 start-up of a five-year contract with KLM, whereby Sodexho will provide a full range of Facilities Management services at Schiphol Airport, including cleaning, technical building maintenance, transport and groundskeeping.

A number of contracts were also signed, notably with the Pacific and Paroi Nord de la Grande Arche office buildings in Paris, Areva NP in Lyon, Volvo Cars in Göteborg and SAS in Stockholm, Sweden, Nordea in Denmark and CSOB Radlicka in Prague, Czech Republic.

Healthcare was the top-performing segment in Continental Europe (+ 6.9%), reflecting solid growth in comparable unit sales and a high level of new sales activity in Germany and Sweden and, most particularly, in Spain,. Recent contract wins include Hospital del Sureste in Madrid, Spain, and Centre Hospitalier René Pleven in Dinan, France.

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The Education segment (+ 5%) benefited from the increase in client retention achieved in Fiscal 2006 and strong new sales, led by Germany, Italy and Sweden.

Among recognitions received by Sodexho in Continental Europe during the period:

£
In France, Sodexho became the first Foodservices company to receive the PNNS 2 (National Program for Nutrition and Health) label from the Minister for Health for the commitment to nutritional quality of its « Equilibre » program targeted to adults.

£	For its involvement in France’s « DIF » program, (individual training rights), Sodexho received the silver trophy from the Group Demos, one of France’s leading professional training companies.

£	In Belgium, Sodexho received the federal government’s « Equality - Diversity » designation in recognition of Sodexho’s Corporate Social Responsibility program, particularly for promotion of diversity.

In the United Kingdom & Ireland, Business & Industry (which includes the Defense and Correctional Facilities segments) reported + 5.7% growth, reflecting the fully operational status of major Defense contracts signed in the summer of 2006. New Facilities Management contracts were also signed with the Leicester City Council and Diligenta.

Healthcare (+ 9.6%) remained the most vibrant segment with strong growth in comparable unit sales, a result, in particular, of the full ramp-up during the first nine months of the fiscal year of a number of Public Finance Initiative contracts as well as the start-up of a contract with the prestigious Nuffield Hospital.

In the UK, Sodexho was ranked in the TOP 100 of « Companies that Count » published in the Sunday Times, having reached the « Silver performance band » in the Corporate Responsibility Index.

Double-digit growth in the Rest of the World (+ 17.2%) extended across all regions.  Current prices for oil and other raw materials also continued to contribute to solid comparable unit sales growth in the Middle East, Africa and Latin America in Remote Sites. Notable new contracts included North Goonyella Coal Mines in Australia, Petrobras - Revap in Brazil and GE China Technology Center in China.

Recognitions received included:

£	In Singapore, Sodexho was awarded the Distinguished Defence Partner Award by the Singapore Civil Defence Authority for the second year in a row.

£
In China, Sodexho won the Award for “Companies of Excellence” from the China Cuisine Association for its efforts to create employment opportunities and promote local economic development and sustainable development.

Service Vouchers and Cards

Organic growth:  + 20.1%

Issue volume rose by + 17.9% (at constant consolidation scope and exchange rates) to reach €5.6 billion for the first nine months of the fiscal year.

This strong growth reflects continued strong demand in Latin America, especially in Venezuela.  The gift and assistance voucher offers contributed to the business’ strong performance in all markets.

Recent commercial successes included Oracle (Food Pass) in India, for 16,000 beneficiaries of Foodpass, and Caixa Foundation of Barcelona, Spain, for assistance vouchers. Service offerings to the Caixa  Foundation are designed to combat child poverty by enabling families to meet their needs in terms of food, clothing and other essential goods while also providing them with access to an array of services, including baby-sitting, childcare and psychological counseling.

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Press release

Recent events

On April 11, Sodexho signed an agreement to purchase Tir Groupé’s gift vouchers and cards business, France’s leading issuer of gift vouchers to businesses and local communities. Tir Groupé generated issue volume of €300 million in 2006. In addition, on June 11, Sodexho acquired 100% of the shares in Vivaboxes, a Belgian company that markets an innovative gift voucher concept in several countries.

To extend the maturity of its debt and take advantage of current interest rates, Sodexho refinanced a portion of its debt on March 30, 2007 through a €500 million bond issue for a seven-year term, carrying an annual coupon of 4.5%.

Fiscal 2007 objectives

The Group is able to manage current inflationary pressures through the effects of productivity programs on food and labor costs.

For the current fiscal year, Sodexho confirms the following objectives:

£	organic revenue growth exceeding 7% and
£	operating profit growth of around 12%, (excluding currency impact)*

*Versus Fiscal 2006 comparable underlying operating profit of 577 million euros, excluding the gain on disposition of Spirit Cruises and the US litigation provision release

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Press release

♦	Conference call

SODEXHO ALLIANCE will hold a conference call today to discuss revenues for the first nine months of Fiscal 2007. The call will begin at 8:30 am (Paris time). The call-in access number is +33 (0)1 72 28 08 88.  The press release and the slideshow will be available on the internet by clicking on the link www.sodexho.com, under the “Latest News” section, beginning at 7:00 am. To access the rebroadcast of the conference call, please dial +33 (0)1 72 28 01 49, code:  201037 #.

♦	Access to information

Quarterly financial information about Sodexho can be found on the Company’s website: www.sodexho.com

♦	Financial communications calendar

♦	Fiscal 2007 revenues

Wednesday, October 3, 2007. The announcement will be followed by a conference call.

♦	Fiscal 2007 results

Thursday, November 15, 2007. A presentation for analysts and journalists will be held the same day.

The above dates are provided for information only and are subject to change.

♦	About Sodexho Alliance

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Facilities Management services, with more than 332,000 employees on 28,300 sites in 80 countries. For Fiscal 2006, which closed August 31, 2006, SODEXHO ALLIANCE had sales of 12.8 billion euro. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 8.6 billion euro.

This press release contains 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like 'believe,' 'expect,' 'anticipate,' 'estimated,' 'project,' 'plan,' 'pro forma,' and 'intend' or future or conditional verbs such as 'will,' 'would,' or 'may.' Factors that could cause actual results to differ materially from expected results include, but are not limited to: those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Press contact: William Mengebier Tel: + 33 (1) 30 85 74 18 - Fax: +33 (1) 30 85 50 10 E-mail: william.mengebier@sodexhoalliance.com	Investor relations: Pierre Bénaich Tel : + 33 (1) 30 85 29 39 - Fax : +33 (1) 30 85 50 05 E-mail : pierre.benaich@sodexhoalliance.com

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Annex 1: Comparison of Consolidated Revenues

	FY 2006	FY 2007

FIRST QUARTER (Sept. to Nov.)
. Food and Facilities Management
- North America	1,527,658	1,541,151
- Continental Europe	1,076,643	1,151,281
- United Kingdom and Ireland	332,971	365,713
- Rest of World	340,191	396,810
. Service Vouchers and Cards	82,525	98,321
. Elimination of intragroup Revenues	-1,758	-1,765
	3,358,230	3,551,511

SECOND QUARTER (Dec. to Feb.)
. Food and Facilities Management
- North America	1,390,868	1,348,714
- Continental Europe	1,034,727	1,084,770
- United Kingdom and Ireland	330,433	354,209
- Rest of World	337,770	369,136
. Service Vouchers and Cards	95,812	112,899
. Elimination of intragroup Revenues	-1,524	-2,106
	3,188,086	3,267,622

THIRD QUARTER (March to May)
. Food and Facilities Management
- North America	1,441,063	1,420,978
- Continental Europe	1,082,213	1,121,213
- United Kingdom and Ireland	332,960	344,416
- Rest of World	377,757	408,950
. Service Vouchers and Cards	94,505	111,953
. Elimination of intragroup Revenues	-1,780	-1,992
	3,326,718	3,405,518
			% Variations
TOTAL 9 MONTHS			at current	at constant
			exchange	exchange
. Food and Facilities Management			rates	rates
- North America	4,359,589	4,310,843	-1.1%	7.1%
- Continental Europe	3,193,583	3,357,264	5.1%	5.0%
- United Kingdom and Ireland	996,364	1,064,338	6.8%	5.2%
- Rest of World	1,055,718	1,174,896	11.3%	17.4%
. Service Vouchers and Cards	272,842	323,173	18.4%	22.4%
. Elimination of intragroup Revenues	-5,062	-5,863
TOTAL	9,873,034	10,224,651	3.6%	7.8%

This growth is made up as follows :
- Organic growth		7.8%
- Acquisitions (*)		0.0%
- Currency effect		-4.2%
(*) net of disposals

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Press release

Annex 2: Food and Facilities Management services revenue by segment

Consolidated Group
In millions of euro	9 months Fiscal 2006	9 months Fiscal 2007	Organic growth (1)
• Business & Industry • Healthcare • Education	4,572 2,448 2,585	4,775 2,522 2,610	+7.3% +8.1% +7.0%
TOTAL	9,605	9,907	+7,4%

North America
In millions of euro	9 months Fiscal 2006	9 months Fiscal 2007	Organic growth (1)
• Business & Industry • Healthcare • Education	1,025 1,503 1,832	981 1,504 1,826	+6.2% +8.4% +8.0%
TOTAL	4,360	4,311	+7.7%

Continental Europe
In millions of euro	9 months Fiscal 2006	9 months Fiscal 2007	Organic growth (1)
• Business & Industry • Healthcare • Education	1,869 737 587	1,950 791 616	+3.2% +6.9% +5.0%
TOTAL	3,193	3,357	+4.4%

United Kingdom and Ireland
In millions of euro	9 months Fiscal 2006	9 months Fiscal 2007	Organic growth (1)
• Business & Industry • Healthcare • Education	717 161 118	768 180 116	+5.7% +9.6% -3.2%
TOTAL	996	1,064	+5.2%

Rest of the World
In millions of euro	9 months Fiscal 2006	9 months Fiscal 2007	Organic growth (1)
• Business & Industry • Healthcare • Education	961 47 48	1,076 47 52	+17.7% +7.1% + 16.6%
TOTAL	1,056	1,175	+17.2%

(1)	Organic growth: increase in revenues at constant consolidation scope and exchange rates.

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Press release

Annex 3: Selection of new clients

Foodservices and Facilities Management

North America

Business & Industry
Disneyland, (SodexhoMagic account),Anaheim, California, (8,000 consumers, foodservices); Northern Arizona University (Conference Center), Flagstaff, Arizona, (23,100 consumers, conference center management-foodservices and facilities management); Wellpoint, Inc., (national account - 67 locations, 30,000 consumers, foodervices); Pfizer, Kalamazoo, Michigan, (4,100 employees, foodservices)

Healthcare and Seniors
Covenant Retirement Communities - Windsor Park Manor, Carol Stream, Illinois, (500 residents, foodservices); Keiro Senior HealthCare, Los Angeles, California, (550 residents, foodservices); Norwegian American Hospital, Chicago, Illinois, (120 beds, foodservices and facilities management); Centinela Healthcare, Marina Del Rey and Inglewood, California, (520 beds, facilities management); St Mary's Health Center, St. Louis, Missouri, (490 beds, foodservices); St John's Hospital, Springfield, Illinois, (580 beds, foodservices); Sheppard Pratt HS, Baltimore, Maryland, (320 beds, foodservices); Lawrence Hospital, Bronxville, New York, (280 beds, foodservices and facilities management); Western NY Purchasing Alliance, New York,(laundry)

Education
Hawaii SuperFerry, Honolulu, Hawaii, (1,600 passengers per day, foodservices); University of Tulsa, Tulsa, Oklahoma, (4,000 students, foodservices);
Northwestern State University, Natchitoches, Louisiana, (10,500 students, foodservices);  Clark University, Worcester, Massachusetts, (3,000 students, foodservices); Stevens Institute of Technology, Hoboken, New Jersey, (4,500 students, foodservices) ; Rensselaer Polytechnic Institute, Troy, New York, (8,200 students, construction management of dining renovation); Hutto Independent School District, Hutto, Texas, (5 sites, 3,700 students); L'Anse Creuse School District, Harrison Township, Michigan, (20 sites, 11,300 students)

Continental Europe

Business & Industry
Thales, France (foodservices), Nordea, Denmark, (foodservices and facilities management); Immeuble Pacific, France, (foodservices); Procter & Gamble Gmbh & Co. Manufacturing Ohg, Germany, (foodservices and facilities management); SAS, Sweden, (foodservices); Areva Np, France, (foodservices); Csob Radlicka (Hq), Czech Republic, Volvo Cars, Sweden, (foodservices) ; Immeuble Paroi Nord De La Grande Arche, France, foodservices ; Ericsson Telekomünikasyon A.Ş., Turkey, (facilities management)

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Leisure
Les Portes Du Roussillon, France, (foodservices)

Defense
D.G.A., France

Healthcare and Seniors
Clinique St Joseph & Clinique St Leonard, France, (facilities management) ; Centre Hospitalier Rene Pleven, France, (foodservices) ; Polyclinique De Gentilly, France; Hospital Del Sureste, Spain, (foodservices); Sollentuna Kommun; Sweden, (foodservices); Ajh31- E.S.A.T Les Pins, France

Education
Darüşşafaka Eğitim Kurumları, Turkey, (foodservices)

United Kingdom and Ireland

Business & Industry
Munich Re, London, (foodservices, 120 employees); Aircelle UK, Burnley, (foodservices, 600 employees); Allianz, Dublin, (facilities management, 800 employees); Hibernian Insurance, Dublin, (facilities management,1,600 employees); Dell, Glasgow, (foodservices, 1,200 employees); Diligenta, Peterborough, (facilities management, 1,500 employees);  Helphire Group, Bath, (foodservices, 600 employees); Leicester City Council (facilities management); Shrewsbury District Council, Shrewsbury, (facilities management)

Education
Altrincham Girls School, Altrincham, (facilities management,1,070 students)

Rest of the World

Business & Industry
Petrobas - Revap, San Jose dos Campos, Brazil, (3,300 meals, foodservices); Alojamento Cosan, Interior Sao Paulo, Brazil, (8 sites, 4,000 meals, foodservices); Agrosuper Lo Miranda, Curicó, Chile, (1,300 meals, foodservices); Conduto, Peruvian RainForest, (1,350 people, foodservices); North Goonyella Coal Mines Pty Ltd, Australia, (500 people, foodservices and facilities management); DBNGP Stage 5, Australia, (2 sites, 300 people, foodservices and facilities management); CITRIX Systems, Incorporated, Australia, facilities management; Nestle Confectionery & Snacks, Campbellfield, Australia, (500 employees, foodservices); ISK (Ishihara Sangyo Kaisha), Singapore, (300 people, facilities management); Tembusa Home and Thiga Home (Welfare Homes), Singapore, (500 beds, foodservices); Takaoka Lioho (Tianjin) Industries Co., Ltd, China, (2,000 employees, foodservices); ISF School, Hong Kong, (2,000 employees, facilities management); GE China Technology Center, Shanghai, (1,100 employees, foodservices)

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Education
Universidad Santo Tomas, Santiago and South Chile, (6 sites, 12,000 students, foodservices); Universidad de Los Andes, Santiago, Chile, (4,000 students, foodservices); Singapore American School, Singapore, (3,800 students, foodservices)

Service Vouchers and Cards

CENTRAL EUROPE:
Bulgaria: EVN (Food Pass, 2,900 beneficiaries); Czech Republic: Hitachi (Meal Pass, 130 beneficiaries); Germany:Open Text Corporation (Meal Pass, 300 beneficiaries); Hungary:Bayer (Gift Pass, 130 vouchers); Poland: Bank Pekao (Gift Pass, 10,700 vouchers); Skanska (Gift Pass, 4,400 vouchers); Romania: Vel Pitar (Food Pass, 2,600 beneficiaries), Porsche (Gift Pass)

WESTERN EUROPE:
Belgium:Daikin (Leisure Pass, 1,600 beneficiaries); Spain: Iveco (Meal Pass, 150 beneficiaries); Caixa (Assistance Pass, 100,000 families)

LATIN AMERICA:
Argentina:Alpesca (Food Pass, 1,200 beneficiaries); Brazil: Unileste Engenharia (Food Pass, 1,900 beneficiaries); Construfert Ambiental (Food Pass, 820 beneficiaries); Chile:Ministry of Justice (Education Pass, 40 beneficiaries); Colombia: Nokia-Siemens Networks (Meal Pass, 100 beneficiaries); Group SEB (Gift Pass, 230 beneficiaries); Mexico: Tourism Secretary (Mobility Pass); Venezuela: Ministry of Health Scholarship (Food Pass, 1,000 beneficiaries); National Commission of Telecommunications (Food Pass, 600 beneficiaries)

ASIA:
India: Oracle (Meal Pass, 12,000 beneficiaries); Electronic Data Systems (Meal Pass, 1,800 beneficiaries); Ernst & Young (Meal Pass, 500 beneficiaries); Caterpillar (Meal Pass, 1,000 beneficiaries)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: July 5, 2007	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer